

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Arthur Cohen
Chief Executive Officer
HealthCor Catalio Acquisition Corp.
55 Hudson Yards, 28th Floor
New York, NY 10001

      Re: HealthCor Catalio Acquisition Corp.
           Amendment No. 3 to
           Registration Statement on Form S-4
           Filed November 8, 2021
           File No. 333-259148

Dear Mr. Cohen:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2021 letter.

Form S-4/A Filed November 8, 2021

Risk Factors, page 97

1.   We have reviewed your response to prior comment 1. In light of the nature of the error, the quantitative significance to certain of the individual line items between and within temporary and permanent equity as well as your earnings per share calculations, and the fact that we do not believe your qualitative assessment under SAB 99 overcomes our belief that these quantitatively material errors warrant restatement, we object to your SAB 99 analysis. Please restate your financial statements, accordingly. Also, in light of the restatement, please reassess your conclusion that the significant deficiency did not rise to the level of a material weakness.

You may contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Debbie P. Yee, P.C.